March 29, 2023

CONFIDENTIAL CORRESPONDENCE

Gregory Herberts and Erin Purnell

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-1 Filed February 9, 2023
File No. 333-269669

Dear Richard Wong:

Please find our responses to the comments contained in your letter to AgriForce Growing Systems, Ltd. dated February 24, 2023. We have bolded your comments and placed our responses below each comment.

Form S-1 filed February 9, 2023

Our Business, page 19

1. We note that shareholders voted to approve three acquisitions on December 15, 2022 but that you have not filed any Item 2.01 8-Ks regarding the acquisitions. Please update your disclosure to discuss the current status of your definitive agreement to acquire Delphy Groep BV. In addition, please describe the status of the Stronghold and Manna acquisitions.

Response:

Delphy:

● Management is currently negotiating an amendment which will extend the Long Stop Date past January 15, 2023. Neither party has provided notice to terminate the agreement.

Stronghold:

● Under the terms of the agreement, Stronghold must complete certain permitting, zoning, and infrastructure work by March 31, 2023, to close the transaction. The Company is currently reviewing the progress made by Stronghold and the market conditions to evaluate the feasibility of acquiring the property.

Manna:

The transaction is closed.

All of these items have been disclosed in the Amendment No. 1 to Registration Statement of Form S-1 filed in conjunction with this letter.

SEC Comment:

General, page 51

2. Please update your audited financial information in your next amendment.

Response:

The audited financial information has been updated in the amendment.

Very truly yours,

cc:	Jolie Kahn
Richard Wong